Exhibit 99.1

Freeline Presents on Its Fabry and Gaucher Disease AAV-Based Gene Therapies at the 18th Annual WORLDSymposiumTM

FLT190 well-tolerated with promising early efficacy in Fabry disease including sustained α-Gal A expression up to two years

GALILEO-1, a first-in-human, open-label, international, multicenter Phase 1/2 clinical trial evaluating FLT201 in Gaucher disease Type 1 initiated

LONDON, February 8, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for people with inherited systemic debilitating diseases, will present updated data from the ongoing Phase 1/2 MARVEL-1 clinical trial evaluating FLT190 for the treatment of patients with Fabry disease, and the clinical trial design for GALILEO-1, a Phase 1/2 safety and efficacy study of FLT201 in adult patients with Gaucher disease Type 1 at the 18th Annual WORLDSymposiumTM taking place February 7 – 11, 2022 in San Diego, California.

“Freeline’s proprietary AAVS3 capsid has the potential to deliver transformative treatments for patients with challenging diseases including Fabry disease and Gaucher disease,” said Pam Foulds, MD, Freeline’s Chief Medical Officer. “It is highly encouraging to observe early signals of durability and efficacy in MARVEL-1 in Fabry disease, with sustained expression up to two years as of our last data reading. Advancing the study will allow further exploration of the potential of FLT190 to provide a functional cure for Fabry disease, which may eliminate the need for enzyme replacement therapy and improve patient outcomes. With FLT201 in Gaucher disease Type 1 advancing to first-in-human studies, I believe the Freeline approach, which leverages a novel capsid and engineered, stable GCase variant, has the potential to overcome the limitations of currently available treatments for Gaucher by addressing difficult-to-reach tissues including bone marrow and lung.”

Michael Parini, Chief Executive Officer of Freeline, said, “We are proud of our steady execution in the clinic and believe this continued progress showcases the Freeline team’s dedication to advancing new therapies for patients with great unmet need. Both the MARVEL-1 and GALILEO-1 studies leverage the strengths of the proprietary Freeline platform, with a highly potent AAVS3 capsid, robust CMC, and protein engineering expertise. We will continue to push forward cutting-edge science, and lead the way in safety, to deliver new medicines to patients with the potential to change the standard-of-care.”

Highlights from the presentation titled, “Safety and efficacy of FLT190 for the treatment of patients with Fabry disease: Results from the MARVEL-1 Phase 1/2 clinical trial,” presented by Derralynn A. Hughes, include:

•	FLT190 has been well-tolerated; a novel prophylactic immune management regimen may have prevented vector-related transaminitis in Patient 2
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Results from the first dose cohort (7.5 x 10[11] vg/kg) demonstrate promising efficacy with a potential dose-dependent increase in plasma α-Gal A levels, durable α-Gal A levels sustained for up to two years in Patient 1, and with Patient 2 continuing to remain off ERT more than 26 weeks post-dosing as of the data cut-off date of December 22, 2021

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Mild, transient myocarditis was observed in both patients approximately 6-8 weeks post-dose of FLT190 which was not associated with enduring clinical sequelae on cardiac MRI and suggests that cardiac monitoring may be valuable in gene therapy trials for conditions like Fabry disease with known underlying cardiac manifestations

Highlights from the presentation titled “Design of GALILEO-1, a Phase 1/2 safety and efficacy study of FLT201 in adult patients with Gaucher disease Type 1,” presented by Derralynn A. Hughes include:

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FLT201 consists of a rationally designed AAV capsid (AAVS3) containing an expression cassette that encodes for a novel glucocerebrosidase variant (GCasevar85) under the control of a liver-specific promotor. FLT201 produces robust and sustained secretion of GCase in preclinical models, as well as increased stability at lysosomal and physiological pH in human serum

•	GCasevar85 contains two novel amino acid substitutions that result in a 6-fold increase in half-life in human serum, and 20-fold increase in half-life at lysosomal pH conditions
•

GALILEO-1 is a first-in-human, open-label, international, multicenter Phase 1/2 clinical trial evaluating a single intravenous infusion of FLT201 with a novel prophylactic immune management regimen to prevent vector-related transaminitis

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Study objectives include evaluating the safety and tolerability of FLT201, investigating the relationship of FLT201 dose to production of endogenous GCase and determining the potential to improve clinical phenotype by reduction in the GCase substrate

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The adaptive dose-escalation study will identify a dose of FLT201 for further development in a Phase 3 clinical trial, and will include two parts: Part 1, in patients previously treated with enzyme replacement therapy (ERT) or substrate reduction therapy (SRT), and Part 2, previously untreated patients

The poster presentations will be available on the Investors section of Freeline’s website following presentation at the WORLDSymposium™ conference.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing, and commercialization. The Company has clinical programs in hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the US.

About Fabry Disease

Fabry disease is a genetic lysosomal disease that leads to a deficiency in α-galactosidase A (α-Gal A), which is a key enzyme needed to break down a fatty substance called globotriaosylceramide (Gb3) and lyso-Gb3. Without the enzyme, this fatty substance builds up throughout the body, affecting tissues and organs including skin, kidneys, heart, and the nervous system. Freeline is currently focused on classic Fabry disease where patients have little to no functional α-Gal A enzyme. The current standard of care is lifelong intravenous infusions of enzyme replacement therapy (ERT) or pharmacological chaperone therapy (PCT). Certain treatments can carry a significant burden on the patient. The aim of Freeline’s investigational gene therapy program is to deliver a one-time treatment of a long-lasting gene therapy that will provide a sustained, therapeutically relevant level of α-Gal A that the Company believes would eliminate the need for ERT or PCT.

About FLT190 for Fabry Disease

FLT190 is an investigational AAV gene therapy in development as a potential treatment for patients with Fabry disease. FLT190 consists of a potent, rationally designed capsid (AAVS3) containing an expression cassette with a codon-optimized human α-Gal A cDNA under the control of a liver-specific promoter. The Company’s current MARVEL-1 Phase 1/2 dose-finding trial is evaluating the potential safety and efficacy of FLT190 in Fabry patients, who often have pre-existing cardiac manifestations due to underlying substrate accumulation and disease progression in the heart. The treatment is administered by intravenous infusion that lasts approximately one hour and does not require the patient to undergo stem cell harvest or conditioning with chemotherapy.

About Gaucher Disease

Gaucher disease is a genetic disorder in which a fatty substance called glucosylceramide accumulates in macrophages in certain organs due to the lack of functional glucocerebrosidase (GCase). The disorder is hereditary and presents in various subtypes. Freeline is currently focused on Gaucher disease Type 1, the most common type, which impacts the health of many organs of the body including the spleen, liver, blood system, and bones. The current standard of care is intravenous infusion of ERT or oral substrate reduction therapy (SRT). The aim of Freeline’s investigational gene therapy program is to deliver a one-time treatment of a long-lasting gene therapy that will provide a sustained, therapeutically relevant level of GCase that the Company believes would eliminate the need for ERT or SRT.

About FLT201 for Gaucher Disease

FLT201 is an investigational gene therapy for the treatment of Gaucher disease Type 1. It consists of a potent, rationally designed AAV capsid (AAVS3) containing an expression cassette that encodes for a novel glucocerebrosidase variant (GCasevar85) under the control of a liver-specific promoter. The GCasevar85 contains two novel amino acid substitutions to the wild-type human GCase, which results in a 20-fold increase in GCase half-life at lysosomal pH conditions, but similar catalytic parameters to those of wild-type GCase and ERT. The Company’s high-transducing AAVS3 capsid advances its goal to address unmet needs for those affected by Gaucher disease by potentially enabling sustained, endogenous production of GCase following a one-time intravenous infusion.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts.

Examples include, among other topics, statements regarding the dosing, timing, progress and interim and final results of the Company’s Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190 and Phase 1/2 GALILEO-1 dose-finding clinical trial of FLT201 and statements regarding the potential of the Company’s product candidates to deliver transformative treatments or change the standard-of-care for patients with challenging diseases, including FLT190’s potential to provide a functional cure for Fabry disease, eliminate the need for enzyme replacement therapy and improve patient outcomes, FLT201’s potential to overcome the limitations of currently available treatments for Gaucher disease by addressing difficult-to-reach tissues including bone marrow and lung. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

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investor@freeline.life

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